4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE REPORTS HIGHLIGHTS AND FINANCIAL RESULTS
 FOR FISCAL 2007

WINNIPEG, Manitoba – (August 23, 2007) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular focused, biopharmaceutical company, today reported the results of operations for the fiscal year ended May 31, 2007. All amounts referenced herein are in Canadian dollars unless otherwise noted.

“In fiscal 2007, Medicure succeeded in moving its lead cardioprotective drug MC-1 into the final stage of clinical development, and one step closer to the market,” stated Medicure’s President and CEO, Albert D. Friesen, PhD. “The Company also launched commercial operations after the acquisition of its first commercial product AGGRASTAT®. Looking towards the coming fiscal year, Medicure is on pace to announce top-line Phase 3 results for MC-1 in early calendar 2008. We eagerly anticipate these results and we look forward to sharing our progress throughout the coming fiscal year.”

FISCAL 2007 HIGHLIGHTS

  In November 2006, the Company initiated enrollment in the MEND-CABG II study. This single confirmatory Phase 3 study for registration will evaluate the cardioprotective effects of the Company’s FDA Fast Tracked product MC-1 in up to 3,000 patients undergoing coronary artery bypass graft (CABG) surgery. Patients are currently being enrolled at major cardiovascular centers in cities such as New York, Boston, Chicago, Los Angeles, Montreal, Toronto, Vancouver, Hamburg and Bonn.

  In December 2006, Medicure completed a Special Protocol Assessment (SPA) with the FDA for the Phase 3 MEND-CABG II study. The SPA provides official confirmation from the FDA that the Phase 3 protocol is appropriately designed to form the basis of a New Drug Application (NDA) submission. Furthermore, this agreement provides Medicure with a well- defined pathway towards regulatory approval for MC-1.

  In May 2007, Medicure announced that the results from its Phase 2 MEND-CABG trial were featured in a peer-reviewed article in the June edition of The Journal of Thoracic and Cardiovascular Surgery, published by the American Association of Thoracic Surgery.

  In May 2007, the Company received a recommendation from its Data Safety Monitoring Board (DSMB) to continue its Phase 3 MEND-CABG II trial. The recommendation to continue the trial provided further confirmation of the safety profile of MC-1 and affirmed the progress being made in the Phase 3 registration study.

  In parallel to the clinical development efforts of MC-1, Medicure commenced its commercialization efforts in August 2006 with the acquisition of the U.S. rights to AGGRASTAT®. AGGRASTAT® is a GP IIb/IIIa inhibitor that competes in a market that is worth nearly $450 million annually.

  In October of 2006, Medicure launched its U.S. sales organization to support the sales and marketing efforts for AGGRASTAT®. In the past fiscal year, Medicure has invested in revitalizing relationships with key opinion leaders, individual hospital accounts, hospital group purchasing organizations and the wholesaler distribution network in order to solidify the product’s revenue base.

  In February 2007, the Company invested in experienced leadership by hiring Bonnie Zell as its Senior Advisor to Commercial Operations. Ms. Zell has 30 years of experience in the pharmaceutical and biotech industry where she recently held the position as Vice President of Sales for Millennium Pharmaceuticals, Inc. Prior to Millennium, Ms. Zell was Vice President of Sales for COR Therapeutics, Inc., which was acquired by Millennium. Ms. Zell was instrumental in the launch of INTEGRILIN®, a GP IIb/IIIa inhibitor that exceeded US$300 million in sales in the U.S.

Net product sales for the fiscal year ending May 31, 2007 totaled $5,945,000 compared to $nil for the fiscal year ending May 31, 2006. The increase in net sales for fiscal 2007 as compared to fiscal 2006 was due to product sales from the Company’s first commercial product AGGRASTAT®, which was acquired on August 8, 2006.

Cost of goods sold for fiscal 2007 were $388,000 as compared to $nil in fiscal 2006. Cost of goods sold represents direct product costs associated with AGGRASTAT® and royalties due to Merck & Co, Inc., based on net sales of AGGRASTAT®.

Research and development expenditures for fiscal 2007 were $23,336,000 as compared to $10,219,000 in fiscal 2006. As expected, research and development expenditures were significantly higher as compared to the same periods in fiscal 2006 due to the initiation of the Phase 3 MEND-CABG II clinical trial in November 2006.

Selling, general and administrative expenditures for fiscal 2007 totaled $11,048,000, compared to $2,858,000 in fiscal 2006. Selling, general, and administrative expenditures increased during the 2007 fiscal year primarily as a result of the Company’s acquisition and launch of AGGRASTAT® during the first half of the year. Selling, general, and administrative expenditures for AGGRASTAT® were $6,716,000 in fiscal 2007, compared to $nil in fiscal 2006, are primarily related to field selling expenses, product promotion costs and administrative expenses. Other selling, general, and administrative expenditures were $4,332,000 in fiscal 2007 as compared to $2,858,000 in fiscal 2006 and are higher in the current fiscal year due to increased business development activities, employee payroll, and stock-based compensation expense.

As a result of the above noted items, the financial results for the year ended May 31, 2007 include a consolidated net loss from operations of $31,703,000 or $0.30 per share, compared to $12,607,000 or $0.17 per share for the year ended May 31, 2007.

As at May 31, 2007, the Company had cash and cash equivalents totaling $31,770,000 compared with $34,920,000 at the previous year-end.

Subsequent to May 31, 2007, the Company entered into two separate agreements to raise gross proceeds of US$40 million. Medicure has signed a non-binding term sheet to monetize a percentage of the Company’s current and potential future commercial revenues with Manchester Securities Corp., an affiliate of Elliott Associates, L.P. (“Elliott”) for a US$25 million upfront cash payment. Under the proposed terms, Elliott will receive an escalating minimum annual return starting at US$2.5 million based on AGGRASTAT® revenue for a period of approximately 12 years. Elliott will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Elliott will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Elliott is entitled to a blended return of approximately 7% on the first US$75 Million in MC-1 revenues and 3% thereafter.

The Elliott agreement is subject to a number of typical closing conditions, the execution of a definitive agreement, and the completion of an amendment to the Company's current credit agreement. The transaction is expected to be completed by September 7, 2007. Leerink Swann & Company served as Lead Advisor on the transaction.

In a separate transaction Medicure has entered into Securities Purchase Agreement, with investors to raise total gross proceeds of US$15 million. Under terms of the Agreement, Medicure intends to issue approximately 13.04 million common shares at a price of US$1.15, together with warrants, to purchase approximately 3.9 million additional common shares. The warrants have a five year term and an exercise price of US$1.50. The Agreement is subject to standard closing conditions including regulatory approval and is expected to close in September. In addition to Leerink Swann & Company, A.G. Edwards & Sons, Inc., Merriman Curhan Ford & Co. and RBC Capital Markets Inc, served as financial advisors.

The consolidated financial statements, accompanying notes to the consolidated financial statements, and Management’s Discussion and Analysis for the year ended May 31, 2007 are accessible on Medicure’s website at www.medicure.com.

Notification of Conference Call:
Medicure has scheduled a conference call and webcast to review its results of operations for the fiscal year ended May 31, 2007:

Notification of Conference Call:
Date:             Thursday, August 23, 2007
Time:             8:30 AM Eastern Time
Telephone:   1-416-641-6125 or 1-866-542-4236
Webcast:     Available at the Medicure website at www.medicure.com

Archive of Conference Call:
Telephone:   1-416-695-5800 or 1-800-408-3053
Passcode:     3232831
Webcast:      Available at the Medicure website at www.medicure.com
Expires:          August 30, 2007

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Lead compound MC-1 in pivotal Phase 3 study for FDA approval
  Four positive Phase 2 trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Combination of MC-1 and lisinopril (MC-4232) completed Phase 2
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com